Exhibit 99.6

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 7 October 2003 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 121.25 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 103 Ordinary Shares